                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K
                           REPORT OF FOREIGN ISSUERS
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December 1998

                     Elsag Bailey Process Automation N.V.
                     ------------------------------------
                (Translation of registrant's name into English)


             Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol,
                                The Netherlands
                                ---------------
                   (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F].

                  Form 20-F      /X/               Form 40-F     / /


                  [Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes   / /               No    /X/

                  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.
                                                    --------------

                             Exhibit Index: Page 4




                                 Page 1 of 17

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Elsag Bailey Process Automation N.V., a Netherlands corporation (the
"Company"), hereby furnishes the following documents pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

1. Newspaper advertisement of the Company published December 24, 1998 announcing the Extraordinary General Meeting of Shareholders of the Company on January 11, 1999.

2. Letter to Shareholders, Notice of Meeting, Proxy Statement, Form of Proxy and Proxy Cards, dated December 24, 1998, in connection with the Extraordinary General Meeting of Shareholders of the Company on January 11, 1999.


         Items 1 and 2 above were mailed to the registered shareholders of the Company on or about December 24, 1998, by the Bank of New York (the Company's Transfer Agent) and Morrow & Co. Copies of the agenda and list of nominees for the vacancies in the Supervisory Board are available for inspection by the registered shareholders of the Company at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands, at the ABN AMRO Bank N.V. at Foppingadreef 22, 1102 BS Amsterdam, The Netherlands (attn: G. Nentjes) and at the office of the Bank of New York at 101 Barclay Street, New York, NY 10286, U.S.A. (attn: J. Grosse) from the date hereof until the close of the Extraordinary General Meeting of Shareholders on January 11, 1999.





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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ELSAG BAILEY PROCESS AUTOMATION N.V.


                                   By: /s/Vincenzo Cannatelli
                                      ---------------------------------
                                      Name:   Vincenzo Cannatelli
                                      Title:  Managing Director and
                                              Chief Executive Officer




Date:         December 28, 1998





                                 Page 3 of 17

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                                 EXHIBIT INDEX

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                                                                                                              Sequentially
Exhibit                                                                                                      Numbered Page
-------                                                                                                      -------------

Exhibit 1 -          Newspaper advertisement of the Company published December 24,                                 5
                     1998 announcing the Extraordinary General Meeting of
                     Shareholders of the Company on January 11, 1999.


Exhibit 2 -          Letter to Shareholders, Notice of Meeting, Proxy Statement, Form of                         6 -17
                     Proxy [and Proxy Cards] for Extraordinary General Meeting of
                     Shareholders of the Company dated, December 24, 1998.



                                 Page 4 of 17




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